SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

1 August 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 31 July 2006, Re : Silverstone Corporation Berhad ("SCB" or "Company") : (A) Proposed disposal by SCB of the entire issued and paid-up capital of Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each, to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances, due from the SCB Group to SB at the completion date, for a total consideration of RM225 million, to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments; and (B) Proposed restricted offer for sale of the SB Consideration Shares by SCB to its eligible minority shareholders and/or proposed placement of the SB Consideration Shares by SCB to members of the public for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 8/17

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Silverstone Corporation Berhad**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Goh Lee Sean / Ho Ming Hon**
* Designation	:	**Associate Director / Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

* **Contents :-**

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

(A) PROPOSED DISPOSAL BY SCB OF THE ENTIRE ISSUED AND PAID-UP CAPITAL OF SILVERSTONE BERHAD ("SB"), COMPRISING 203,877,500 ORDINARY SHARES OF RM1.00 EACH ("SB SALE SHARES"), TO QUAY CLASS LTD ("QCL"), A WHOLLY-OWNED SUBSIDIARY OF LION FOREST INDUSTRIES BERHAD ("LFIB"), INCLUDING THE ASSUMPTION BY QCL OF THE NET INTER-COMPANY BALANCES, DUE FROM THE SCB GROUP TO SB AT THE COMPLETION DATE ("LIABILITIES"), FOR A TOTAL CONSIDERATION OF RM225 MILLION, TO BE SATISFIED BY THE ISSUANCE OF 26.5 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN LFIB TO SCB AT AN ISSUE PRICE OF RM2.74 PER SHARE ("SB CONSIDERATION SHARES") AND THE BALANCE OF RM152,390,000 BY WAY OF DEFERRED CASH PAYMENTS ("PROPOSED DISPOSAL OF SB"); AND

(B) PROPOSED RESTRICTED OFFER FOR SALE OF THE SB CONSIDERATION SHARES BY SCB TO ITS ELIGIBLE MINORITY SHAREHOLDERS ("PROPOSED ROFS") AND/OR PROPOSED PLACEMENT OF THE SB CONSIDERATION SHARES BY SCB TO MEMBERS OF THE PUBLIC ("PROPOSED PLACEMENT")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

This announcement is dated 31 July 2006.

We refer to the announcements dated 27 January 2006 and 9 February 2006 made by AmMerchant Bank Berhad (**"AmMerchant Bank"**) on behalf of SCB in relation to the Proposals.

On behalf of SCB, AmMerchant Bank wishes to announce that in view of the rejection by the Securities Commission of the appeal made by the Company and after further consideration in respect of the Proposals, the parties to the SPA had on 28 July 2006 mutually agreed that the Conditional Period which expires on 30 July 2006 shall not be extended and as a result, the SPA is terminated on 28 July 2006.

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

Consequently, the Company would not proceed with the Proposed ROFS and the Proposed Placement which were conditional upon the Proposed Disposal of SB.

Unless otherwise stated, defined terms used in this announcement shall carry the same meaning as defined in the previous announcements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

2 August 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 August 2006, Re : Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION** on **01/08/2006 05:31:09 PM**
Submitted by **SILVERSTONE CORPORATION** on **01/08/2006 05:35:36 PM**
Reference No **SC-060801-446A0**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("Amended PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcements dated 8 May 2006 and 9 May 2006 made by Silverstone Corporation Berhad ("Silverstone" or the "Company") in relation to the classification of the Company as an Affected Listed Issuer pursuant to the Amended PN 17.

The Board of Directors of Silverstone hereby announce that the Company is still considering options in formulating its plan to regularise its financial condition ("Regularisation Plan"). The Company will make the necessary announcement on the Regularisation Plan in accordance with the requirements of the Amended PN 17.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

01 AUG 2006